EXHIBIT 99.1

October 20, 2025

Sandstorm Gold Royalties Closes Arrangement with Royal Gold

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce the completion of the previously announced plan of arrangement (the “Arrangement”) with Royal Gold, Inc. (“Royal Gold”), whereby Royal Gold indirectly acquired all of the issued and outstanding common shares of Sandstorm (the “Sandstorm Shares”).

Pursuant to the Arrangement, Sandstorm shareholders were entitled to receive 0.0625 of a share of common stock of Royal Gold for each Sandstorm Share held (the “Consideration”).

The Sandstorm Shares are expected to be delisted from the Toronto Stock Exchange and the New York Stock Exchange within two to three business days following the date hereof. Sandstorm will also apply to the Canadian securities regulators for the Company to cease to be a reporting issuer in the applicable jurisdictions, and will deregister the Sandstorm Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details of the Arrangement are set out in Sandstorm’s Management Information Circular dated September 8, 2025 (the “Circular”) and related continuous disclosure documents, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and on Edgar Next at www.sec.gov.

Shareholders are reminded to review the Circular in respect of the procedure for receiving the Consideration for their Sandstorm Shares. Registered shareholders (Sandstorm Shares held in physical form or a direct registration system (“DRS”) advice) must complete, sign and return the letter of transmittal, along with their share certificate(s) or DRS advice(s), to Computershare Investor Services Inc., the depositary for the Arrangement. Non-registered shareholders (Sandstorm Shares held with a broker, bank or other intermediary) should contact their intermediaries for instructions and assistance in receiving the Consideration for such Sandstorm Shares.

While the Canada Post strike is ongoing, registered shareholders who wish to deposit their letters of transmittal, share certificates and other required documentation, as applicable, should use courier services or hand deliver such documentation to the depositary, Computershare Investor Services Inc., at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

If any shareholder has questions, regarding the procedure for receiving the Consideration for their Sandstorm Shares, please contact Computershare Investor Services Inc., at 1-800-564-6253 (North America toll free) or 1-514-982-7555 (outside North America), or by email at corporateactions@computershare.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the delisting of the Sandstorm Shares from the Toronto Stock Exchange and New York Stock Exchange following completion of the Arrangement, the filing of the application to cease to be a reporting issuer in the applicable jurisdiction following completion of the Arrangement, and the de-registration of Sandstorm Shares under the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Circular and the Company’s annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.